UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

Scott J. Reiman

703 17th Street, Suite 800

Denver, CO 80202

(720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348X103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 503,672 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 503,672 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,672 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Reflects the effects of (a) the conversion of preferred stock of the Issuer into Common Stock and warrants upon approval of such conversion by the Issuer’s stockholders at their August 30, 2013 annual meeting and (b) the 50-to-1 reverse stock split effected by the Issuer on September 4, 2013. Excludes 2,083,258 shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC, which may be deemed to be beneficially owned by Scott J. Reiman as a result of the relationships among Very Hungry, LLC and Scott Reiman 1991 Trust described in the Schedule 13D. Mr. Reiman expressly disclaims membership in a group with Very Hungry, LLC and neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by Mr. Reiman that it is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC.

CUSIP No. 74348X103	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13D filed on May 23, 2013, as amended by Amendment No. 1 filed on July 3, 2013 and Amendment No. 2 filed on July 11, 2013 (the “Schedule 13D”) , with respect to the common stock, $0.001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 1621 18th Street, Suite 260, Denver, CO 80202. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On August 30, 2013, the Issuer held its annual meeting of stockholders. At the meeting, the stockholders approved (i) the conversion of the senior mandatorily convertible preferred stock into the units issued in the Issuer’s June 2013 public offering at a conversion price equal to the pre-split public offering price of $0.12 per share and (b) a reverse stock split of 50-for-one. The reverse stock split was implemented on September 4, 2013.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

Except as described in the Schedule 13D or this Amendment, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

(a) – (b) The following disclosure assumes there are 4,174,039 shares of Common Stock of the Issuer outstanding as of September 30, 2013, which number is based on information provided by the Issuer.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Person listed in Item 2, or that the Reporting Person listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows: the Reporting Person beneficially owns 503,672 shares of the Issuer’s Common Stock, consisting of 199,086 shares of Common Stock, 300,586 shares issuable upon exercise of warrants and 4,000 shares issuable upon exercise of stock options, representing in the aggregate approximately 11.3% of the outstanding shares of Common Stock of the Issuer as of the date hereof.

The aggregate number and percentage of the shares of Common Stock beneficially owned by the Reporting Person, and the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D.

As a result of the relationships among the Reporting Person and Very Hungry, LLC described in Items 3 and 4 of the Schedule 13D, the Reporting Person may be deemed to be a member of a group with Very Hungry, LLC and therefore may be deemed to beneficially own the 2,083,258 shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC. The Reporting Person expressly disclaims membership in a group with Very Hungry, LLC and expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC.

(c) Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

CUSIP No. 74348X103	13D	Page 4 of 5 Pages

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Person.

(e) Not applicable.

CUSIP No. 74348X103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2013
SCOTT REIMAN 1991 TRUST

	By:	/s/ Michael J. Hipp
	Name:	Michael J. Hipp, Trustee